UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
November 17, 2020

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Andi Setiawan

----------------------------------------------------

Andi Setiawan

VP Investor Relations

Nomor: TEL. 18/LP 000/DCI-M2000000/2020

Jakarta, November 17, 2020

Dewan Komisioner Otoritas Jasa Keuangan

Attn. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4,

Jakarta 10710

Re:	Disclosure of Information about Investment of PT Telekomunikasi Selular in PT Aplikasi Karya Anak Bangsa

Dear Sir,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No. 31/POJK.04/2015 related to information disclosure for public company, we hereby inform you that:

Issuer Name: PT Telkom Indonesia (Persero) Tbk

Business Sector: Telecommunication

Telephone: (+6221) 5215109

E-mail: investor@telkom.co.id

1.	Information or material facts	Disclosure of Information about Investment of PT Telekomunikasi Selular in PT Aplikasi Karya Anak Bangsa
2.	Date	16 November 2020
3.	Description

On 16 November 2020 in Jakarta, PT Telekomunikasi Selular (“Telkomsel”) a subsidiary of PT Telkom Indonesia (Persero) Tbk (“Telkom”) and PT Aplikasi Karya Anak Bangsa entered into Agreement for the investment in the amount of
USD150 million.

The investment reflects Telkomsel’s commitment as a digital telecommunication company to provide the services beyond connectivity. Telkom believes this collaboration will provide better solutions and services to the society in order to create inclusive and sustainable digital ecosystem.

4.	The impact of events

With this transaction, starting from all the conditional precedence mentioned in the agreement and all related documents have been fulfilled and signed, Telkomsel will have an investment in AKAB in the amount of USD150 million.

5.	Others

Telkomsel is a cellular telecommunication and digital services company and the subsidiary of PT Telkom Indonesia (Persero) Tbk.

AKAB is a Southeast Asia's leading technology group and a pioneer of the integrated super app and ecosystem model.

Thank you for your kind attention.

Best Regards,

/s/ Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

cc:

1.	Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);
2.	Indonesia Stock Exchange Through IDXNet;
3.	Telkom’s Trustee PT Bank Tabungan Negara (Persero) Tbk; and
4.	Telkom’s Trustee PT Bank Permata Tbk.